                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 5)

                             Secure Computing Corporation
                             ----------------------------
                                   (Name of Issuer)

                             Common Stock, $.01 par value
                             ----------------------------
                            (Title of Class of Securities)

                                      813705-10-0
                                     ------------
                                    (CUSIP Number)

                               Kristine L. Gabel, Esq.
                           Oppenheimer Wolff & Donnelly LLP
                         45 South Seventh Street, Suite 3400
                            Minneapolis, Minnesota  55402
                                    (612) 607-7000
                                    --------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   January 22, 1998
                                   ----------------
               (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  [   ]

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 813705-10-0
------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     1158585 Ontario Inc. (No I.R.S. Identification Number)
------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   [ ]
     (b)   [X]
------------------------------------------------------------------------------
3)   SEC USE ONLY
------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO
------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]
------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
------------------------------------------------------------------------------
                 7)   SOLE VOTING POWER
                            -0-
                 -------------------------------------------------------------
 NUMBER OF       8)   SHARED VOTING POWER
 SHARES                     -0-
 BENEFICIALLY    -------------------------------------------------------------
 OWNED BY EACH   9)   SOLE DISPOSITIVE POWER
 REPORTING                  -0-
 PERSON          -------------------------------------------------------------
 WITH:           10)  SHARED DISPOSITIVE POWER
                            -0-
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 813705-10-0
------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     Glenn G. Mackintosh (No Social Security Number)
------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   [ ]
     (b)   [X]
------------------------------------------------------------------------------
3)   SEC USE ONLY
------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO
------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [  ]
------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
------------------------------------------------------------------------------
                 7)   SOLE VOTING POWER
                        200,383 (1)
                 -------------------------------------------------------------
 NUMBER OF       8)   SHARED VOTING POWER
 SHARES                      0
 BENEFICIALLY    -------------------------------------------------------------
 OWNED BY EACH   9)   SOLE DISPOSITIVE POWER
 REPORTING              200,383
 PERSON          -------------------------------------------------------------
 WITH:           10)  SHARED DISPOSITIVE POWER
                             0
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     200,383
------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[  ]
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than 5%
------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------------------------

(1) Includes 1,405 shares of Common Stock held for Mr. Mackintosh's account through the Issuer's Employee Stock Purchase Plan.

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 813705-10-0
------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     Steven Lamb (No Social Security Number)
------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   [ ]
     (b)   [X]
------------------------------------------------------------------------------
3)   SEC USE ONLY
------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO
------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [  ]
------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada
------------------------------------------------------------------------------
                 7)   SOLE VOTING POWER
                        168,790
                 -------------------------------------------------------------
 NUMBER OF       8)   SHARED VOTING POWER
 SHARES                       0
 BENEFICIALLY    -------------------------------------------------------------
 OWNED BY EACH   9)   SOLE DISPOSITIVE POWER
 REPORTING              168,790
 PERSON          -------------------------------------------------------------
 WITH            10)   SHARED DISPOSITIVE POWER
                              0
------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     168,790
------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than 5%
------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------------------------

SCHEDULE 13D/A

     Pursuant to Rule 13d-2(c), this Amendment No. 5 amends the Schedule 13D dated August 29, 1996, Amendment No. 1 thereto dated July 14, 1997, Amendment No. 2 thereto dated October 8, 1997, Amendment No. 3 thereto dated November 12, 1997 and Amendment No. 4 dated January 9, 1998 on behalf of 1158585 Ontario Inc., Glenn G. Mackintosh and Steven Lamb (collectively, the "Reporting Persons").

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) and (b)    The names and business addresses of the persons filing
this statement are as follows:

1158585 Ontario Inc.
15 Ballacaine Drive
Etobicoke, Ontario
CANADA  M8Y 4A7

Glenn G. Mackintosh
95 Prince Arthur Avenue, Suite 701
Toronto, Ontario
CANADA  M5R 3P6

Steven Lamb
15 Ballacaine Drive
Etobicoke, Ontario
CANADA  M8Y 4A7

     (c) Glenn Mackintosh was a director of Secure Computing Corporation (the "Company" or the "Issuer") from August 1996 to October 1997 and was the Vice President and General Manager of the Firewall Division of the Company from August 1996 to April 1997. Mr. Mackintosh's address is listed in (b) above. Steven Lamb was employed by the Company from August 29, 1996 to October 31, 1996. Mr. Lamb's address is listed in (b) above.

     (d)  The response to this item is negative for all persons listed above.

     (e)  The response to this item is negative for all persons listed above.

     (f) 1158585 Ontario Inc. was a corporation incorporated under the laws of Ontario, Canada until its amalgamation on January 22, 1998 with Secure Computing Canada Ltd. ("Secure Canada"). Glenn Mackintosh and Steven Lamb are both citizens of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See discussion under Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

     Secure Canada and 1158585 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario ("1158585") amalgamated pursuant to the Ontario Business Corporation Act, on January 22, 1998 into Secure Computing Canada Ltd. (the "Amalgamated Corporation") (the "Amalgamation"). As a result of the Amalgamation, 1,296,000 Exchangeable Non-Voting Shares of Secure Canada held by 1158585 and beneficially owned by Glenn G. Mackintosh and Steven Lamb were canceled without any repayment of capital. An aggregate of 367,768 shares of Exchangeable Non-Voting Shares of the Amalgamated Corporation were issued to Glenn G. Mackintosh and Steven Lamb. The Exchangeable Non-Voting Shares represent the right to receive Common Stock of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Glenn G. Mackintosh is the beneficial owner of 200,383 shares of Common Stock (1,405 shares of Common Stock are held for Mr. Mackintosh's account through the Company's Employee Stock Purchase Plan), which represents less than 5% of the outstanding Common Stock of the Company.

     Steven Lamb is the beneficial owner of 168,790 shares of Common Stock, which represents less than 5% of the outstanding Common Stock of the Company.

     (b) Glenn G. Mackintosh has the sole power to vote and the sole dispositive power over 200,383 shares of Common Stock of the Company.

     Steven Lamb has the sole power to vote and the sole dispositive power over 168,790 shares of Common Stock of the Company.

     (c) On February 6, 9 and 10, 1998, Mr. Mackintosh sold 5,200 shares, 4,800 shares and 11,272 shares of Common Stock of the Company at a price of $9.25, $9.25 and $8.313, respectively, in the open market. Except as otherwise stated herein, the only transactions in the Common Stock of the Company that were effected by the Reporting Persons since the most recent filing of Schedule 13D within the past sixty days are the transactions described in Item 4 above.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject securities.

     (e)  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4 above.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Amalgamation Agreement dated January 21, 1998 executed by 1158585 Ontario Inc. and Secure Computing Canada Ltd.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

March 5, 1998


                                    1158585 ONTARIO INC.



                                    By:  /s/ Laurence Gutcher
                                       ------------------------------------
                                       Laurence Gutcher
                                       Its:  Secretary



                                    /s/ Glenn G. Mackintosh
                                    ---------------------------------------
                                    Glenn G. Mackintosh



                                    /s/ Steven Lamb
                                    ---------------------------------------
                                    Steven Lamb

                                    EXHIBIT INDEX


 Exhibit No.                    Description                     Method of Filing
 -----------                    -----------                     ----------------

      1        Amalgamation Agreement dated January 21, 1998
               executed by 1158585 Ontario Inc. and Secure
               Computing Canada Ltd..........................     Electronically